                                                                   PROSPECTUS
                                                               Rule 424(b)(3)

                         MIAMI COMPUTER SUPPLY CORPORATION
                          3,760,775 SHARES OF COMMON STOCK

                        ------------------------------------

     The Selling Stockholders identified in this prospectus may offer from time to time up to 3,760,775 shares of Common Stock, no par value, of Miami Computer Supply Corporation. We will not receive any proceeds from this Offering.

     The shares of Common Stock may be offered by the Selling Stockholders in one or more transactions on the Nasdaq National Market ("NNM") at prices then prevailing, in negotiated prices or otherwise. The price at which any of the shares of Common Stock may be sold, and the commissions, if any, paid in connection with any sale, are unknown and may vary from transaction to transaction. See "Plan of Distribution." We will pay certain expenses of this Offering which are estimated to be approximately $66,000.

     The Common Stock currently trades on the NNM under the symbol "MCSC." As of October 6, 1998, we had 11,209,540 shares of Common Stock issued and outstanding. On October 14, 1998, the last reported closing sale price of the Common Stock on the NNM was $18.00 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                        ------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ------------------------------------

                 THE DATE OF THIS PROSPECTUS IS NOVEMBER 4, 1998

                                 TABLE OF CONTENTS

                                                      PAGE
                                                      ----
About This Prospectus. . . . . . . . . . . . . . . . . .2
Where You Can Find More Information. . . . . . . . . . .2
Prospectus Summary . . . . . . . . . . . . . . . . . . .5
Risk Factors . . . . . . . . . . . . . . . . . . . . . .7
Use of Proceeds. . . . . . . . . . . . . . . . . . . . 12
Selling Stockholders . . . . . . . . . . . . . . . . . 13
Plan of Distribution . . . . . . . . . . . . . . . . . 15
Legal Matters. . . . . . . . . . . . . . . . . . . . . 16
Experts. . . . . . . . . . . . . . . . . . . . . . . . 16

                                ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed on behalf of the Selling Stockholders with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, the Selling Stockholders may, from time to time, sell their shares of Common Stock offered by this prospectus in one or more offerings. The prices at which the shares of the Common Stock may be sold are described under the heading "Plan of Distribution."

     This prospectus omits certain information contained in the registration statement as permitted by the SEC. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, you are referenced to the copy of the contract or other document filed as an exhibit to the registration statement. You may read and copy the information in the registration statement at the locations described under the heading "Where You Can Find More Information."

                         WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public over the Internet at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the Common Stock by the Selling Stockholders is completed:

-    Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

- Current Reports on Form 8-K filed with the SEC on September 23, 1998, September 17, 1998, April 28, 1998, January 30, 1998, January 15, 1998
     as amended on February 3, 1998, and January 2, 1998;

- Proxy Statement for our Annual Meeting of Stockholders held on April 29, 1998, filed on March 25, 1998; and

- The description of the Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 15, 1996.

     You may obtain a copy of these filings, at no cost, by writing to or calling us at the following address:

               Ira H. Stanley, Vice President and Chief Financial Officer Miami Computer Supply Corporation
               4750 Hempstead Station Drive
               Dayton, Ohio 45429
               (937) 291-8282

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                        ------------------------------------

     THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THE WORDS "BELIEVE," "ANTICIPATE," "EXPECT," "ESTIMATE," "INTEND" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. SIMILARLY, STATEMENTS THAT DESCRIBE OUR FUTURE PLANS, OBJECTIVES AND GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE UNDER THE HEADING "RISK FACTORS," ELSEWHERE IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE.

                        ------------------------------------

     We have obtained Federal service mark registration of the names "Miami Computer Supply Corporation-Registered Trademark-," "Miami Computer Supply International-Registered Trademark-," the slogan "Computer Supplies. Right. Now.-Registered Trademark-," "MCSI-Registered Trademark-" and the associated Company logo. All other trademarks or registered trademarks or service marks appearing in this prospectus or the documents incorporated by reference are trademarks or registered trademarks or service marks of the respective companies that utilize them.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES CONTAINED IN THE DOCUMENTS
INCORPORATED BY REFERENCE.

     REFERENCES IN THIS PROSPECTUS TO "WE," "OUR" OR "US" REFER TO MIAMI COMPUTER SUPPLY CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARIES, NOT TO ANY SELLING STOCKHOLDER.

THE COMPANY

     Miami Computer Supply Corporation is a leading distributor of computer and office automation supplies and accessories, projection presentation and audio-visual products and video conferencing equipment throughout the United States and in certain foreign countries. We distribute over 1,800 core products to approximately 25,000 customers comprised primarily of small to medium-size businesses and, to a lesser extent, governmental, educational and institutional customers.

     Our principal executive offices are located at 4750 Hempstead Station Drive, Dayton, Ohio, 45429 and our telephone number is (937) 291-8282.

RECENT DEVELOPMENTS

     We completed the sale of 2,415,000 shares of Common Stock on June 30, 1998 (2,100,000 shares) and July 23, 1998 (315,000 shares) in an underwritten public offering. We used the proceeds of the public offering to repay certain indebtedness outstanding under our $50.0 million credit facility.
The amounts borrowed under the credit facility were used to fund our acquisitions in fiscal years 1997 and 1998 and for working capital.

THE OFFERING

Common Stock offered by Selling Stockholders(1). . ..   3,760,775 shares

Common Stock offered by us . . . . . . . . . . . . ..   0 shares

Common Stock to be outstanding after the Offering(2).   11,209,540 shares

Use of Proceeds. . . . . . . . . . . . . . . . . . ..   The shares of Common
                                                        Stock are offered by
                                                        the Selling
                                                        Stockholders for their
                                                        own benefit. We will not
                                                        receive any proceeds
                                                        from the Offering.

Nasdaq National Market symbol. . . . . . . . . . . ..   MCSC

-------------------------

     (1) We issued 3,482,656 of the shares offered by this prospectus to certain Selling Stockholders in connection with our acquisitions of Imperial Data Supply Corporation, Data Associates, Inc., Force 4 D.P. Supplies, Inc., Minnesota Western/Creative Office Products, Inc., NTI Data Products, Inc., Britco, Inc., TBS Printware Corporation, Computer Showcase, Inc., Electronic Image Systems, Inc. and Consolidated Media Systems, Inc. We are registering some of these shares to fulfill "registration rights" given to certain Selling Stockholders in connection with some of the acquisitions. The remaining 278,119 shares may be offered for sale from time to time by the FBR Private Equity Fund, L.P.

     (2) Based on 11,209,540 shares of Common Stock outstanding as of October
6, 1998.   Excludes 1,275,000 shares of Common Stock reserved for future issuance under our stock option plans.

                               RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS, IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE. THE CAUTIONARY STATEMENTS BELOW AND IN THE DOCUMENTS INCORPORATED BY REFERENCE SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE. THE RISKS DESCRIBED IN THE STATEMENTS BELOW COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY THE FORWARD-LOOKING STATEMENTS.

FINANCING FOR ACQUISITIONS; ADDITIONAL DILUTION

     We intend to pursue aggressively the acquisition of computer and office automation supply, projection presentation and audio-visual products companies. If acquisitions are funded by the issuance of additional Common Stock, the issuance may be without stockholder approval, and will dilute current stockholders and stockholders who purchase shares of Common Stock offered by this prospectus. Stockholders have no preemptive rights and, therefore, no stockholder has the right to acquire additional Common Stock to prevent dilution. Moreover, the issuance of additional shares of Common Stock may have a negative impact on earnings per share and may impact negatively the market price of the Common Stock.

FINANCING FOR ACQUISITIONS; LEVERAGE

     If the purchase price of an acquisition includes cash, we will likely borrow the necessary funds. We may become highly leveraged as a result of borrowing these funds. High leverage could make us more vulnerable to extended economic downturns and reduce our ability to respond to changing economic and industry conditions. High leverage also could impair our ability to obtain additional financing needed for working capital, capital expenditures, acquisitions or general corporate purposes.

NEED FOR ADDITIONAL FINANCING TO IMPLEMENT ACQUISITION STRATEGY

     We will require additional funds to implement our acquisition strategy. Borrowings under our $50.0 million credit facility ("Credit Facility") may be utilized to finance acquisitions, however, these borrowings are subject to the satisfaction of terms and conditions contained in the Credit Facility, including financial covenants and certain restrictions on "permitted acquisitions." Under the Credit Facility, at least 40.0% of the consideration for an acquisition must be Common Stock and certain pro forma indebtedness to earnings ratios must be satisfied in order for an acquisition to be a "permitted acquisition." In addition, our ability to obtain debt financing other than in accordance with the Credit Facility is limited by covenants in the Credit Facility.

Accordingly, there can be no assurance that we will have the borrowing capacity or the ability to raise equity capital sufficient to implement our acquisition strategy.

RESTRICTIONS IMPOSED BY CREDIT FACILITY

     Our outstanding indebtedness consists primarily of borrowings under the Credit Facility. The Credit Facility contains covenants that may restrict our operations in the future. The Credit Facility provides, among other things, that we will not, in certain circumstances: (i) change the nature of our business; (ii) acquire the property or assets of any person, other than permitted acquisitions that comply with the financial covenants of the Credit Facility; (iii) incur other indebtedness, except for certain capital leases up to $3.0 million, certain guaranties and certain existing indebtedness;
(iv) pay cash dividends or repurchase our capital stock; or (v) violate certain financial covenants.

FAILURE TO IMPLEMENT ACQUISITION STRATEGY

     We expect competition for acquisitions in major metropolitan markets to increase. No assurance can be given that we will identify attractive acquisition candidates or complete acquisitions at reasonable prices, in a timely manner or at all. A failure to identify and complete acquisitions could have a material adverse effect on our future growth and the market price of our Common Stock.

INTEGRATION OF ACQUISITIONS

     Between May 1, 1993 and June 30, 1998, we acquired nine computer and office automation supply companies and three projection presentation products businesses, nine of which occurred between April 1997 and June 1998. We intend to continue to actively pursue additional acquisitions. No assurance can be given that we will be able to successfully integrate acquisitions with our existing systems and operations without substantial costs, delays or other problems. The integration of acquired businesses may also lead to the resignation of key employees of the acquired companies and diversion of management attention from our other ongoing business concerns. Any or all of these factors could have a material adverse effect on our operating results and financial condition.

RISKS RELATING TO INTERNATIONAL ACQUISITIONS

     We have in the past, and may in the future, seek to acquire the stock or assets of computer supply, projection presentation or audio-visual product distributors which are located outside the United States. Expansion into international markets may involve additional risks relating to things such as
(i) currency exchange rates, (ii) new and different legal and regulatory requirements, (iii) political and economic risks relating to the stability of foreign governments and their trading relationship with the United States,

(iv) difficulties in staffing and managing foreign operations, (v) differences in financial reporting, (vi) differences in the manner in which different cultures do business, (vii) operating difficulties and (viii) other factors. Although our operations currently are not subject to material international risks, we intend to expand our international operations and, as a result, the above risks may be present in the future.

ABILITY TO MANAGE GROWTH

     We expect to experience continued rapid growth resulting in new and increased responsibilities for management personnel and increased demands on our operating and financial systems and resources. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our operating results and financial condition.

DEPENDENCE ON CERTAIN KEY SUPPLIERS

     Although we regularly carry products and accessories manufactured by approximately 500 original equipment manufacturers, products supplied by our ten largest suppliers represented 51.9% of our net sales for the year ended December 31, 1997 and 50.2% of our net sales for the six months ended June 30, 1998. In addition, products of the following manufacturers accounted for a significant portion of our total net sales for the year ended December 31, 1997: Hewlett-Packard Company, 14.6%; Canon Corporation, 12.4%; and Lexmark International, Inc., 7.8%.

     Our business is dependent upon terms provided by our key suppliers, including pricing and related provisions, product availability and dealer authorizations. While we consider our relationships with our key suppliers, including Hewlett- Packard Company, Canon Corporation and Lexmark International, Inc., to be good, there can be no assurance that these relationships will continue. In addition, a material change by a key supplier relating to distributors, volume discount schedules or marketing programs applicable to us, could have a material adverse effect on our operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     We rely on certain key executives, including our President and other senior management, and have entered into employment agreements that contain non-competition provisions with these key executives. There can be no assurance that we can retain our executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of our acquisitions may depend, in part, on our ability to retain management personnel of the acquired companies. The loss of services of one or more of our key executives could disrupt and have a material adverse effect on our operating results and financial condition.

DEPENDENCE ON COMPUTER SYSTEMS

     Our operations depend, to a large extent, on our management information systems. Modifications to our computer systems and application software will be necessary as we grow and respond to customer needs, technological developments, electronic commerce requirements and other factors. We currently are in the process of upgrading our internal accounting and inventory control and distribution software programs. The upgrade is expected to cost approximately $2.5 million. The modifications may (i) cause disruptions in our operations, (ii) delay the schedule for integrating newly acquired companies, or (iii) cost more to design, implement or operate than currently budgeted. Any of these disruptions, delays or costs could have a material adverse effect on our operating results and financial condition.

     We do not currently have redundant computer systems or redundant dedicated communication lines linking our computers to our warehouses. We have safeguards against certain events that could interrupt our operations, including (i) back-up power supplies that allow our computer system to function in the event of a power outage, (ii) redundant storage of data,
(iii) off-site storage of back-up data, (iv) physical security systems and an
(v) early warning detection and fire extinguishing system. The failure of our computer or communication systems could have a material adverse effect on our operating results and financial condition.

YEAR 2000 COMPLIANCE

     We are aware of the issues associated with the hardware, software and operating systems in existing computer and telecommunication systems as the millennium approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer and other computer operated systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     We are utilizing internal and external resources to identify and correct, or reprogram, all of our systems for year 2000 compliance. Our AS/400 hardware and operating system are already compliant. We are in the process of implementing a corporate wide financial and distribution software package from J. D. Edward Company in response to our expansion and acquisition program. This software package is already year 2000 compliant, and installation is expected to be complete January 1, 1999.

     All other equipment is currently undergoing compliance testing. In cases of non-compliance, equipment will be replaced by January 1, 1999. This equipment includes personal computers, networking equipment and telecommunication equipment. Because most of our computer and telecommunications equipment is relatively new, the cost to bring it into compliance is currently estimated to be less than $250,000.

     No one knows the extent of the potential impact of the year 2000 problem generally and we cannot predict the likelihood that year 2000 problems will cause a significant disruption in the economy as a whole. We will continue to examine the year 2000 issue as it potentially impacts us and will develop a contingency plan if we believe one is necessary.

HIGHLY COMPETITIVE INDUSTRY

     The industry in which we operate is highly competitive. We compete with major full-service office products distributors, other national and regional computer supply distributors, office products superstores, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of our competitors, such as office products superstores and major full-service office products distributors, are larger and have substantially greater financial and other resources and purchasing power than we do. We believe that the computer supply industry will further consolidate in the future and consequently become more competitive. Increased competition may result in greater price discounting which will continue to have a negative impact on the industry's gross margins.

POTENTIAL VOLATILITY OF STOCK PRICE

     Stock prices of growth companies such as ours may fluctuate widely, often for reasons that are unrelated to the actual operating performance of the particular company. In addition, the market price of the Common Stock is subject to significant fluctuation due to (i) variations in stock market conditions, (ii) changes in financial estimates by securities analysts or by our failure to meet estimates, (iii) variations in quarterly operating results, (iv) general conditions affecting all participants in the computer supply industry, (v) announcements by us or our competition, (vi) regulatory developments, and (vii) economic or other external factors.

NO DIVIDENDS

     We have not paid a cash dividend on our Common Stock since our initial public offering and currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. In addition, the Credit Facility prohibits the payment of cash dividends.

AVAILABILITY OF COMMON STOCK AND PREFERRED STOCK FOR ISSUANCE

     Our Board of Directors has the authority to issue up to 5,000,000 shares of our Preferred Stock, no par value per share, and to determine the terms, including voting rights, of those shares without any further vote or action by our stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Similarly, our Board may issue additional shares of Common Stock without any further vote or action by stockholders under certain circumstances. An issuance could occur in the context of another public or private offering of shares of Common Stock or Preferred Stock or in a situation where the Common Stock or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common Stock or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control.

CONTROL OF EXISTING MANAGEMENT AND CERTAIN STOCKHOLDERS

     Our directors and executive officers and officers of our subsidiaries currently beneficially own 5,493,067 shares of Common Stock representing approximately 49.0% of the outstanding shares of Common Stock (including vested stock options but not including shares owned beneficially by Pittsburgh Investment Group LLC, an investor group that includes four of our directors). Consequently, management is in a position to exert significant influence over material matters relating to our business, including decisions regarding (i) the election of our Board of Directors, (ii) the acquisition or disposition of assets (in the ordinary course of our business or otherwise),
(iii) future issuances of Common Stock or other securities, and (iv) the declaration and payment of dividends on the Common Stock. Management also may be able to delay, make more difficult or prevent us from engaging in any business combination.

ANTITAKEOVER PROVISIONS

     Our Amended and Restated Articles of Incorporation and Amended and Restated Code of Regulations contain certain provisions which, among other things, (i) permit the establishment of a "staggered" Board of Directors,
(ii) limit the personal liability of and provide indemnification for our directors, (iii) require that stockholders comply with certain requirements to nominate a director or submit a proposal before a meeting of stockholders,
(iv) limit the ability of stockholders to act by written consent and (v) require a supermajority vote of stockholders if a "related person" (as defined) attempts to engage in a business combination with us. The Ohio General Corporation Law, which applies to us, has certain other provisions which may be deemed to have antitakeover effects, including statutes which deal with (i) control share acquisitions, (ii) control bids and (iii) the disgorgement of trading profits.

                             USE OF PROCEEDS

     We will not receive any proceeds from the Offering. All proceeds will be received and retained solely by the Selling Stockholders.

                          SELLING STOCKHOLDERS

     Of the 3,760,775 shares of Common Stock offered by this prospectus, 3,482,656 represent shares issued to certain of the Selling Stockholders by us in connection with our acquisitions of Imperial Data Supply Corporation, Spokane, Washington; Data Associates, Inc., Roswell, Georgia; Force 4 D.P. Supplies, Inc., Portland, Oregon; Minnesota Western/Creative Office Products, Inc., Berkley, California; NTI Data Products, Inc., Goffstown, New Hampshire; Britco, Inc., Houston, Texas; TBS Printware Corporation, Fremont, California; Computer Showcase, Inc., Norcross, Georgia; Electronic Image Systems, Inc., Seattle, Washington; and Consolidated Media Systems, Inc., Nashville, Tennessee. We are registering some of these shares on behalf of the Selling Stockholders to fulfill "registration rights" given to them in connection with certain of the acquisitions. The remaining 278,119 shares may be offered for sale from time to time by the FBR Private Equity Fund, L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., one of the underwriters of the public offering we completed on June 30, 1998 and July 23, 1998. Except as indicated, none of the Selling Stockholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of Common Stock. The following table sets forth the aggregate number of shares of Common Stock beneficially owned and to be offered by each Selling Stockholder. See "Plan of Distribution."

                                                       Number of
                                                                             Shares Beneficially
                                     Shares Beneficially          Shares            Owned
  Name of Selling Stockholder    Owned Prior to Offering(1)    Being Offered  After Offering(1)
  ---------------------------    --------------------------    ------------- -------------------
                                   Number          Percent                    Number    Percent
                                 --------         ---------                  --------   --------
 Michael A. Clark(2). . . . .      66,068             *            66,068       +         +
 J. Phillip Crone(3). . . . .      90,080             *            90,080       +         +
 H. Clark Gilson Trust(4)(5).     440,851            3.9%         440,851       +         +
 Larry R. Goodman Trust(4)(6)     440,851            3.9          440,851       +         +
 Gerald G. Gould(3) . . . . .      96,918             *            96,918       +         +
 Charles and Gretchen
   Ferguson(7). . . . . . . .     274,999            2.5          274,999       +         +
 Thomas R. James(8) . . . . .      83,250             *            83,250       +         +
 John Keegan and
   Valerie Keegan(3). . . . .      76,515             *            76,515       +         +
 John D. Lentz. . . . . . . .      15,464             *            15,464       +         +
 John McCoubrie(9). . . . . .      78,750             *            78,750       +         +
 John W. Miles(10). . . . . .     308,561            2.8          308,561       +         +
 Stephen M. Mulloy(8) . . . .      55,750             *            55,750       +         +
 Ruy J. Pereira(4). . . . . .     440,851            3.9          440,851       +         +
 Melva Potter . . . . . . . .       1,825             *             1,825       +         +
 William H. Potter
   Testamentary Trust(11) . .      32,484             *            32,484       +         +
 Michael C. Richardson(2) . .      66,068             *            66,068       +         +
 Lothar Rowe. . . . . . . . .     157,500            1.4          157,500       +         +
 Robert Salomon(9). . . . . .      78,750             *            78,750       +         +
 Donald W. Sandlin(10). . . .     308,561            2.8          308,561       +         +
 Deborah Smith(12). . . . . .      55,750             *            55,750       +         +
 Jerrold H. Smith(12) . . . .      90,135             *            90,135       +         +
 Daniel W. Wisdom(13) . . . .     188,292            1.7          188,292       +         +
 FBR Private Equity Fund, L.P.    278,119            2.5          278,119       +         +
             Total. . . . . .   3,760,775           33.5        3,760,775       +         +

                                                     (NOTES ON FOLLOWING PAGE)

---------------------
(*) Less than 1% of the 11,209,540 shares of Common Stock issued and outstanding as of October 6, 1998.

(+) The Selling Stockholder may sell some, all or none of his or her shares offered by this prospectus.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares which the Selling Stockholder has sole or shared voting power or investment power and also any shares which the Selling Stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. The number and percentage of shares beneficially owned does not include 1,275,000 shares of Common Stock reserved for issuance under our employee stock option and non-employee director stock option plans, none of which are beneficially owned by any of the Selling Stockholders.

(2) Michael A. Clark and Michael C. Richardson are the President and the Chief Executive Officer, respectively, of Electronic Image Systems, Inc., one of our wholly-owned subsidiaries.

(3) Messrs. Crone and Keegan are employees of ours. Mr. Gould resigned as an employee effective July 31, 1998, and now serves as a consultant to us.

(4) H. Clark Gilson, Ruy J. Pereira and Larry R. Goodman are the President, Vice-President, and Vice-President and Assistant Secretary, respectively, of Minnesota Western/Creative Office Products, Inc., one of our wholly-owned subsidiaries.

(5) H. Clark Gilson and Kay Ann Gilson are the sole beneficiaries of the H. Clark Gilson Trust.

(6) Larry R. Goodman and Linda D. Goodman are the sole beneficiaries of the Larry R. Goodman Trust.

(7) Gretchen Ferguson and Charles Ferguson are President and Vice-President, respectively, of Britco, Inc., one of our wholly-owned subsidiaries.

(8) Thomas R. James is the President and Stephen M. Mulloy is the Vice President of NTI Data Products, Inc., one of our wholly-owned subsidiaries.

(9) John McCoubrie is the Chief Executive Officer and Secretary and Robert Salomon is the President of TBS Printware Corporation, one of our wholly-owned subsidiaries.

(10) Donald W. Sandlin and John W. Miles are the President and the Secretary and Treasurer, respectively, of Consolidated Media Systems, Inc., one of our wholly-owned subsidiaries.

(11) Melva Potter is the trustee of the William H. Potter Testamentary Trust.

(12) Deborah Smith and Jerrold H. Smith are the Vice-President and President, respectively, of Computer Showcase, Inc., one of our wholly-owned subsidiaries.

(13) Mr. Wisdom resigned as President of Force 4 D. P. Supplies, Inc., one of our wholly-owned subsidiaries, effective July 15, 1998.

                          PLAN OF DISTRIBUTION

     We have been advised by the Selling Stockholders that they intend to sell all or a portion of the shares offered by this prospectus from time to time on the Nasdaq National Market, or otherwise, and that sales will be made at prices and terms then prevailing or prices related to the then current market price or at negotiated prices. The Selling Stockholders also may make private sales directly or through a broker or brokers, who may act as agent or as principal. As used in this section, "Selling Shareholders" includes donees and pledgees selling shares of the Common Stock offered by this prospectus received from a named Selling Shareholder after the date of this Prospectus. We will not receive any proceeds from any sales of shares by the Selling Stockholders. The shares of Common Stock offered by this prospectus may be sold by one or more of the following means of distribution:

- a block trade in which the broker-dealer so engaged will attempt to sell shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

- an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

-    in privately negotiated transactions.

     Upon our notification by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act of 1933, disclosing (i) the name of each broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and
(vi) other facts material to the transaction.

     We have (i) advised the Selling Stockholders that Regulation M under the Securities Exchange Act of 1934 may apply to their sales and their affiliates' sales in the market, (ii) furnished the Selling Stockholders with a copy of this regulation and (iii) informed them of the need for delivery of copies of this prospectus at or prior to the time of any sale of shares of Common Stock offered by this prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 if the broker-dealers purchase shares as principal.

     Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act of 1933 may be sold under such rule rather than pursuant to this Prospectus.

     There is no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered by this prospectus.

                              LEGAL MATTERS

     The validity of the Common Stock offered by this prospectus will be passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.
 As of the date of this prospectus, a general partnership composed of certain members of Elias, Matz, Tiernan & Herrick L.L.P. beneficially owned 20.4% of Pittsburgh Investment Group LLC, which owns 388,519 shares of Common Stock. In addition, certain members of Elias, Matz, Tiernan & Herrick L.L.P. owned approximately 247,680 shares of Common Stock.

                                 EXPERTS

     The consolidated financial statements of Miami Computer Supply Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Miami Computer Supply Corporation for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Media Systems, Inc. as of December 31, 1997 and for the year then ended, incorporated in this Prospectus by reference to Miami Computer Supply Corporation's Form 8-K dated September 11, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Media Systems, Inc. as of December 31, 1996 and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 1996 and 1995, incorporated in this Prospectus by reference to

Miami Computer Supply Corporation's Form 8-K dated September 11, 1998, have been so incorporated in reliance on the report of Frasier, Dean & Howard, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Minnesota Western/Creative Office Products, Inc. as of October 31, 1996 and September 30, 1997 and for each of the two years in the period ended October 31, 1996 and for the eleven month period ended September 30, 1997, incorporated in this Prospectus by reference to Miami Computer Supply Corporation's Form 8-K dated January 30, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of TBS Printware Corporation as of January 3, 1997 and September 30, 1997 and for the year ended January 3, 1997 and for the nine months ended September 30, 1997, incorporated in this Prospectus by reference to Miami Computer Supply Corporation's Form 8-K dated January 15, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.